UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

____________________

TIMCO Aviation Services, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

887151-20-7

(CUSIP Number)

Lacy J. Harber

LJH, Ltd.

377 Neva Lane

Denison, Texas 75020

(903) 465-6937

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 6, 2006

(Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ☐.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 887151-20-7
1.	NAMES OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO. Lacy J. Harber xxx-xx-xxxx
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	15,385,812 shares
	9.	SOLE DISPOSITIVE POWER	15,385,812 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,385,812 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.8%
14.	TYPE OF REPORTING PERSON* IN

SCHEDULE 13D

CUSIP No. 887151-20-7
1.	NAMES OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO. John R. Cawthron xxx-xx-xxxx
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0 shares
	8.	SHARED VOTING POWER	15,385,812 shares
	9.	SOLE DISPOSITIVE POWER	0 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,385,812 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71.8%
14.	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share

Issuer:	TIMCO Aviation Services, Inc.
623 Radar Road
Greensboro, North Carolina 27410

Item 2.	Identity and Background

Lacy J. Harber is the ultimate beneficial owner of all of the securities (the “Securities”) of the Issuer that are owned by LJH, Ltd. (“LJH”) and reported in this Schedule 13D/A. All of the Securities are owned of record by LJH, a Texas limited partnership, the sole general partner of which is DLH Management, L.L.C. Mr. Harber is the ultimate beneficial owner of LJH and therefore the ultimate beneficial owner of all of the Securities.

The principal business of LJH is investments and its business address is 377 Neva Lane, Denison, Texas, 75020. Mr. Harber, a self-employed investor, is a citizen of the United States of America.

During the last five years, neither LJH nor Mr. Harber has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Securities were purchased by Mr. Harber using personal investment funds, including funds borrowed from a financial institution using a personal line of credit that is not secured by the Securities owned by Mr. Harber.

Item 4.	Purpose of Transaction

Mr. Harber holds the Securities for investment purposes. Subject to the conditions set forth below, Mr. Harber reserves the right to purchase other securities of the Issuer in the future. Additional purchases will depend on various factors, including, without limitation, the market price of the Issuer’s common stock, market conditions and the business prospects of the Issuer.

Except as described below, Mr. Harber has no current plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)

except as noted below, any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board of directors of the Issuer.

(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)

any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940, as amended;

(g)	changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuers by any person;
(h)

causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Act”), or;
(j)	any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer

As of the date of this Amendment No. 9 to Schedule 13D, Mr. Harber beneficially owns 15,385,812 shares of the Issuer’s issued and outstanding common stock (the “Shares”), constituting 71.76% of the Issuer’s issued and outstanding common stock (calculated in accordance with Rule 13d-3(d)). For all purposes, all share and per-share information provided in this Schedule 13D/A has been adjusted for the one-new-share-for-40-old-shares reverse stock split that was effected by the Issuer on November 22, 2005.

Mr. Harber has granted a proxy to vote the Shares to John R. Cawthron. Mr. Cawthron is an accountant with the Waco, Texas accounting firm of Cawthron, Wommack & Coker, P.C. As a result of the proxy, Mr. Cawthron shares the power to vote the Shares. Mr. Harber continues to have sole dispositive power with respect to the Shares.

On February 3, 2006, Mr. Cawthron was appointed to the Issuer’s Board of Directors to serve until the next annual meeting or until his earlier removal, death or resignation.

Mr. Harber acquired his interest in the Shares as follows:

1.

On February 6, 2006, Mr. Harber purchased an aggregate of 5,807,973 shares of the Issuer’s issued and outstanding common stock for an aggregate purchase price of $23,231,892 ($4.00 per share), consisting of 3,028,997 shares purchased from Loeb Partners Corporation and affiliated entities and 2,778,976 shares purchased from LC Capital Master Fund, Ltd.

2.	Between November 30, 2005 and January 26, 2006, Mr. Harber made the following open market purchases of shares of the Issuer’s common stock:
Date	Shares	Price
11/30/05	13,000	$6.00
12/05/05	2,500	$4.90
12/6/2005	10,000	$4.90
12/15/2005	27,500	$4.70
12/21/2005	818	$4.80
01/26/2006	378,000	$4.40

3.

On November 22, 2005, Mr. Harber exercised a portion of the rights that had been granted to him in the Issuer’s rights offering.(1) In the rights offering, Mr. Harber was granted rights to purchase 7,743,689 shares of the Issuer’s authorized but unissued common stock for an exercise price of $4.80 per share. Prior to the expiration of the rights, Mr. Harber exercised rights to purchase 3,959,837 shares of the Issuer’s authorized but unissued common stock for an aggregate purchase price of $19,007,218. Mr. Harber used amounts due to him from the Issuer under a promissory note to purchase these shares.(2)

4.	On November 23, 2005, Mr. Harber purchased 23,725 shares of the Company’s common stock in the open market at a per share purchase price of $4.80 per share.

_________________________

 (1) For the terms of the Rights Offering, see the Issuer's Registration Statement on Form S-1 (333-126979).

 (2) On April 8, 2004, the Issuer refinanced all outstanding debt due from it to LJH with a new $14,412,000 term note due January 31, 2008 (the "LJH Term Note"). For information regarding the debt refinanced, see the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the "2004 Form 10-K"). The LJH Term Note bore interest at 18% per annum, 6% of which was payable in cash (or at the Issuer's option, payable in kind (PIK)) and the balance of which was PIK. At the expiration date of the rights offering, which is the date on which Mr. Harber's subscription to purchase shares in the rights offering was accepted, the amount due under the LJH Term Note (including PIK interest previously paid and accrued but unpaid interest) was $19,007,218.

5.

On October 12, 2005, Mr. Harber purchased 1,513,997 shares of the Issuer’s authorized but unissued common stock upon a partial exercise of the LJH Warrant.(3) The purchase price paid for the shares of the Issuer’s common stock purchased upon the partial exercise of the LJH Warrant was $60,560. These shares were issued in connection with the closing of the Issuer’s August 2006 tender offer to the holders of the Issuer’s outstanding 8% senior subordinated convertible PIK notes due 2006 (the “Senior Notes”) and 8% junior subordinated convertible PIK notes due 2007 (the “Junior Notes”).(4)

6.

On March 8, 2005, Mr. Harber purchased 1,773,555 shares of the Issuer’s authorized but unissued common stock upon a partial exercise of the LJH Warrant. The purchase price paid for the shares of the Issuer’s common stock purchased upon the partial exercise of the LJH Warrant was $70,942. These shares were issued in connection with the closing of the Issuer’s January 2006 tender offer to the holders of its outstanding Senior Notes and Junior Notes.(5)

7.

On March 8, 2005, LJH acquired 1,420,100 shares of the Issuer’s common stock in the Issuer’s January 2005 tender offer through his tender of $22.7 million of the outstanding Senior Notes and $181,000 of the outstanding Junior Notes.

8.

In the first and second quarter of 2005, Mr. Harber sold 9,858 shares of the Issuer’s common stock in the open market for tax planning purposes (410 shares on January 28, 2005 for 6.80 per share; 7,500 shares on January 31, 2005 for $4.91 per share; 486 shares on April 28, 2005 for $5.60 per share; and 1,462 shares on May 2, 2006 for $6.00 per share).

9.	In January 2003, LJH received 1,354 shares of the Issuer’s authorized but unissued common stock in connection with the settlement of a class action lawsuit.(6)
10.

In the Issuer’s March 2002 debt and equity restructuring, Mr. Harber acquired 453,452 shares of the Issuer’s authorized but unissued common stock. This included shares issuable in the Issuer’s January 2002 rights offering (in which Mr. Harber invested $14.9 million) and shares issued to Mr. Harber in the Issuer’s exchange offer with the holders of the Issuer’s 8 1/8% senior subordinated notes due 2008 (“Old Notes”), by virtue of Mr. Harber’s ownership of approximately $11.8 million of the Old Notes.(7)

_________________________

 (3) The LJH Warrant was issued to LJH in connection with a $6,050,000 term loan that was made by LJH to the Issuer in May 2003 (which term loan was part of the Issuer's debt due to LJH that was refinanced in April 2004). See the 2004 Form 10-K for further information about the LJH Warrant.

 (4) For information about the August 2005 tender offer, see the Issuer's Form 8-K filed on October 12, 2005.

 (5) For information about the January 2005 tender offer, see the 2004 Form 10-K.

 (6) For information about the settlement of the class action lawsuit, see the Issuer's Annual Report on Form 10-K for the 2002 fiscal year (the "2002 Form 10-K").

 (7) For information about the March 2002 debt and equity restructuring, see the 2002 Form 10-K.

11.	Prior to the 2002 debt and equity exchange, Mr. Harber owned 9,858 shares of the Issuer’s issued and outstanding common stock.
12.	As of the date of this Schedule 13D/A, Mr. Harber also beneficially owns the following derivative securities of the Issuer:
a.

Mr. Harber continues to hold the LJH Warrant, which will allow him to purchase an additional 47,125 shares of the Issuer’s authorized but unissued common stock (for an exercise price of $1,885) upon the final maturity of the remaining outstanding Senior Notes and Junior Notes;

b.	Mr. Harber holds the following warrants to purchase shares of the Issuer’s common stock:
Shares	Exercise Price	Expiration Date
125	$700.00	April 19, 2006
833	$560.00	May 22, 2006
28,475	$206.40	February 28, 2007
18,750	$42.00	September 9, 2007

Except as described herein, no other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares beneficially owned.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Except as set forth above, LJH and Mr. Harber do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, or the division of profits or losses.

Item 7.	Materials to be Filed as Exhibits
(A)	Proxy granted to John R. Cawthron dated February 11, 2006
(B)	Agreement regarding joint filing

[Signatures on Next Page]

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Lacy J. Harber

Lacy J. Harber

February 21, 2006

/s/ John R. Cawthron

John R. Cawthron

February 21, 2006

Exhibit A

PROXY

TIMCO AVIATION SERVICES, INC.

The undersigned hereby appoints John R. Cawthron as proxy to vote, consent, dissent, and act in such manner as the proxyholder in his discretion elects with respect to all shares of common stock, $.001 par value per share, of TIMCO Aviation Services, Inc. which the undersigned would be entitled to vote, consent, dissent, or act at any annual or special meeting of the stockholders of TIMCO Aviation Services, Inc. This proxy includes the right to consent or dissent to corporate action in writing without a meeting.

Dated: February 11, 2006.

LJH, Ltd.

By:	DLH Management, L.L.C.,
Its general partner

By:	/s/ Lacy Harber
Lacy Harber, President

Exhibit B

AGREEMENT

The undersigned agree that this Schedule 13D/A relating to the common stock of TIMCO Aviation Services, Inc. shall be filed on behalf of the undersigned.

/s/ Lacy Harber

Lacy Harber

February 21, 2006

/s/ John R. Cawthron

John R. Cawthron*

February 21, 2006

* Mr. Cawthron disclaims any pecuniary interest in the Shares reported herein.